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                              October 3, 2023

       Al Kapoor
       Chief Executive Officer
       OmniLit Acquisition Corp.
       1111 Lincoln Road , Suite 500
       Miami Beach , FL 33139

                                                        Re: OmniLit Acquisition
Corp.
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed September 28,
2023
                                                            File No. 333-271822

       Dear Al Kapoor:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 22, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-4

       Background of the Business Combination, page 98

   1. We note your removal of the prior disclosure that "Imperial Capital concluded there were no materially adverse
findings from their such diligence." Please discuss the reason for the removal of such
statement and explain why Imperial Capital cannot reach such conclusion.
              Please contact Julie Sherman at 202-551-3640 or Brian Cascio at 202-551-3676 if you
       have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.
 Al Kapoor
OmniLit Acquisition Corp.
October 3, 2023
Page 2
                                         Sincerely,

FirstName LastNameAl Kapoor              Division of Corporation Finance
                                         Office of Industrial Applications and
Comapany NameOmniLit Acquisition Corp.
                                         Services
October 3, 2023 Page 2
cc:       Christopher J. Capuzzi. Esq.
FirstName LastName